UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2014 report submitted to the SEC on Form 6-K on 29 July 2013, and additional disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2013, filed with the SEC on 14 March 2014, as well as UBS’s first quarter 2014 report and second quarter report 2014 submitted to the SEC on Forms 6-K on 6 May 2014 and 29 July 2014, respectively.

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. (PaineWebber), UBS AG entered into a full and unconditional guarantee of the senior notes (“Debt Securities”) issued by PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc.

As of 30 June 2014, the amount of outstanding senior notes of UBS Americas Inc. which are fully and unconditionally guaranteed by UBS AG was approximately CHF 135 million. These senior notes mature between 2016 and 2018.

Supplemental guarantor financial statements

Amounts presented for UBS AG (Parent Bank) in the income statement, statement of comprehensive income and balance sheet represent IFRS-standalone information. Previously, amounts which served as a basis for preparing UBS Group financial statements under IFRS, were presented for UBS AG (Parent Bank).

Supplemental guarantor consolidated income statement

CHF million

For the six months ended 30 June 2014	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group
Operating income
Interest income	5,786	775	556	(589)	6,528
Interest expense	(3,569)	(298)	(436)	588	(3,714)

Net interest income	2,217	477	120	(1)	2,814
Credit loss (expense) / recovery	5	7	0	2	14

Net interest income after credit loss expense	2,223	484	120	2	2,829
Net fee and commission income	3,233	3,503	1,716	(44)	8,408
Net trading income	2,119	325	113	146	2,704
Other income	724	(20)	(263)	24	465

Total operating income	8,299	4,292	1,686	128	14,405

Operating expenses
Personnel expenses	4,213	2,849	747	0	7,809
General and administrative expenses	1,872	1,114	564	0	3,550
Depreciation and impairment of property and equipment	287	68	40	0	396
Amortization and impairment of intangible assets	3	29	8	0	39

Total operating expenses	6,375	4,061	1,359	0	11,794

Operating profit / (loss) before tax	1,924	232	327	128	2,611

Tax expense / (benefit)	474	14	163	1	652

Net profit / (loss)	1,450	218	164	127	1,958

Net profit / (loss) attributable to preferred noteholders	111	0	0	0	111
Net profit / (loss) attributable to non-controlling interests	0	0	2	0	2

Net profit / (loss) attributable to UBS shareholders	1,340	218	162	127	1,846

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated income statement

CHF million

For the six months ended 30 June 2013	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group
Operating income
Interest income	6,104	1,063	633	(775)	7,025
Interest expense	(4,183)	(415)	(516)	778	(4,336)

Net interest income	1,921	648	117	3	2,689
Credit loss (expense) / recovery	(15)	(15)	1	12	(18)

Net interest income after credit loss expense	1,905	633	118	15	2,671
Net fee and commission income	3,261	3,463	1,635	0	8,360
Net trading income	3,715	270	131	(135)	3,982
Other income	(122)	371	(448)	351	152

Total operating income	8,759	4,737	1,437	231	15,164

Operating expenses
Personnel expenses	4,264	2,890	800	0	7,955
General and administrative expenses	1,800	1,968	530	0	4,298
Depreciation and impairment of property and equipment	284	72	48	0	404
Amortization and impairment of intangible assets	2	31	7	0	40

Total operating expenses	6,350	4,961	1,386	0	12,697

Operating profit / (loss) before tax	2,409	(223)	50	231	2,467

Tax expense / (benefit)	293	137	155	(1)	583

Net profit / (loss)	2,116	(360)	(105)	232	1,884

Net profit / (loss) attributable to preferred noteholders	204	0	0	0	204
Net profit / (loss) attributable to non-controlling interests	0	0	2	0	2

Net profit / (loss) attributable to UBS shareholders	1,913	(360)	(107)	232	1,678

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated statement of comprehensive income

CHF million

For the year ended 30 June 2014	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group

Comprehensive income attributable to UBS shareholders
Net profit / (loss)	1,340	218	162	127	1,846

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(19)	250	117	(435)	(87)
Financial investments available-for-sale, net of tax	(3)	59	(2)	(7)	47
Cash flow hedges, net of tax	472	0	0	0	472

Total other comprehensive income that may be reclassified to the income statement, net of tax	450	309	115	(443)	432

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	415	(31)	(24)	10	370
Property revaluation surplus, net of tax	0	0	0	0	0

Total other comprehensive income that will not be reclassified to the income statement, net of tax	415	(31)	(24)	10	370

Total other comprehensive income	865	278	92	(433)	801

Total comprehensive income attributable to UBS shareholders	2,205	496	254	(306)	2,648

Total comprehensive income attributable to preferred noteholders	96	0	0	0	96
Total comprehensive income attributable to non-controlling interests	0	0	3	0	3

Total comprehensive income	2,301	496	256	(306)	2,746

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated statement of comprehensive income

CHF million

For the year ended 30 June 2013	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group

Comprehensive income attributable to UBS shareholders
Net profit / (loss)	1,913	(360)	(107)	232	1,678

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	667	249	(9)	(580)	327
Financial investments available-for-sale, net of tax	63	(178)	(18)	7	(126)
Cash flow hedges, net of tax	(1,143)	0	0	0	(1,143)

Total other comprehensive income that may be reclassified to the income statement, net of tax	(414)	71	(27)	(573)	(942)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	693	79	0	0	773
Property revaluation surplus, net of tax	0	0	0	0	0

Total other comprehensive income that will not be reclassified to the income statement, net of tax	693	79	0	0	773

Total other comprehensive income	280	150	(27)	(573)	(170)

Total comprehensive income attributable to UBS shareholders	2,193	(210)	(134)	(341)	1,509

Total comprehensive income attributable to preferred noteholders	629	0	0	0	629
Total comprehensive income attributable to non-controlling interests	0	0	1	0	1

Total comprehensive income	2,822	(210)	(133)	(341)	2,138

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated balance sheet

CHF million

As of 30 June 2014	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	68,633	6,231	2,750	0	77,615
Due from banks	43,346	11,143	57,578	(84,345)	27,721
Cash collateral on securities borrowed	35,299	36,687	4,805	(46,096)	30,695
Reverse repurchase agreements	67,122	23,547	28,043	(42,141)	76,571
Trading portfolio assets	93,048	9,091	37,245	(6,895)	132,490
of which: assets pledged as collateral which may be sold or repledged by counterparties	46,994	2,424	6,156	(6,214)	49,359
Positive replacement values	204,115	11,846	51,415	(62,677)	204,698
Cash collateral receivables on derivative instruments	18,818	5,659	13,825	(10,891)	27,411
Financial assets designated at fair value	6,154	595	3,602	(4,856)	5,495
Loans	289,021	37,146	15,623	(41,218)	300,571
Financial investments available-for-sale	39,774	4,058	8,357	0	52,189
Investments in subsidiaries and associates	22,890	2	1	(22,045)	848
Property and equipment	5,456	638	245	0	6,338
Goodwill and intangible assets	329	4,847	1,053	0	6,229
Deferred tax assets	4,311	3,595	229	(52)	8,083
Other assets	17,769	8,612	2,483	(3,214)	25,650

Total assets	916,083	163,697	227,255	(324,430)	982,605

Liabilities
Due to banks	45,801	38,249	13,555	(84,345)	13,260
Cash collateral on securities lent	30,074	24,790	3,529	(46,096)	12,298
Repurchase agreements	17,335	14,533	28,991	(42,141)	18,718
Trading portfolio liabilities	21,646	4,008	10,581	(6,331)	29,904
Negative replacement values	201,981	11,827	52,237	(62,677)	203,368
Cash collateral payables on derivative instruments	27,724	6,063	20,850	(10,891)	43,746
Financial liabilities designated at fair value	67,085	117	6,945	(5,270)	68,877
Due to customers	345,797	40,059	43,984	(41,340)	388,500
Debt issued	78,250	159	2,698	(124)	80,984
Provisions	1,882	1,069	383	(1)	3,334
Other liabilities	29,912	20,085	21,522	(3,353)	68,166

Total liabilities	867,487	160,959	205,278	(302,568)	931,155

Equity attributable to UBS shareholders	46,718	2,738	21,938	(21,862)	49,532

Equity attributable to preferred noteholders	1,879	0	0	0	1,879
Equity attributable to non-controlling interests	0	0	39	0	39

Total equity	48,596	2,738	21,977	(21,862)	51,450

Total liabilities and equity	916,083	163,697	227,255	(324,430)	982,605

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated balance sheet

CHF million

As of 31 December 2013	UBS AG (Parent Bank) [1]	UBS Americas Inc. [2]	Other subsidiaries [2]	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	69,808	8,893	2,178	0	80,879
Due from banks	27,677	7,009	53,826	(71,342)	17,170
Cash collateral on securities borrowed	28,304	33,385	2,097	(36,290)	27,496
Reverse repurchase agreements	77,647	28,757	47,122	(61,963)	91,563
Trading portfolio assets	94,971	7,848	27,194	(7,165)	122,848
of which: assets pledged as collateral which may be sold or repledged by counterparties	44,602	1,862	1,853	(5,869)	42,449
Positive replacement values	249,179	8,769	60,384	(64,248)	254,084
Cash collateral receivables on derivative instruments	23,871	6,147	19,977	(21,724)	28,271
Financial assets designated at fair value	6,519	1,880	3,257	(4,292)	7,364
Loans	274,520	36,807	15,231	(39,599)	286,959
Financial investments available-for-sale	47,800	4,169	5,343	2,214	59,525
Investments in subsidiaries and associates	21,741	1	1	(20,901)	842
Property and equipment	5,149	603	254	0	6,006
Goodwill and intangible assets	326	4,906	1,061	0	6,293
Deferred tax assets	4,998	3,658	241	(52)	8,845
Other assets	13,506	7,572	2,047	(2,896)	20,228

Total assets	946,014	160,404	240,214	(328,258)	1,018,374

Liabilities
Due to banks	39,988	39,449	4,768	(71,342)	12,862
Cash collateral on securities lent	23,823	19,261	2,696	(36,290)	9,491
Repurchase agreements	10,039	19,333	46,402	(61,963)	13,811
Trading portfolio liabilities	22,142	3,603	5,480	(4,617)	26,609
Negative replacement values	242,081	9,130	61,115	(64,248)	248,079
Cash collateral payables on derivative instruments	37,269	8,106	25,874	(21,724)	49,526
Financial liabilities designated at fair value	67,912	440	6,084	(4,536)	69,901
Due to customers	346,246	41,029	43,245	(39,695)	390,825
Debt issued	78,441	341	2,866	(61)	81,586
Provisions	1,681	938	408	(56)	2,971
Other liabilities	28,781	16,244	20,648	(2,896)	62,777

Total liabilities	898,403	157,875	219,588	(307,428)	968,438

Equity attributable to UBS shareholders	45,717	2,530	20,585	(20,830)	48,002

Equity attributable to preferred noteholders	1,893	0	0	0	1,893
Equity attributable to non-controlling interests	0	0	41	(0)	41

Total equity	47,610	2,530	20,626	(20,830)	49,936

Total liabilities and equity	946,014	160,404	240,214	(328,258)	1,018,374

1 Amounts presented for UBS AG (Parent Bank) represent IFRS-standalone information. Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 2 Amounts presented in these columns serve as a basis for preparing UBS Group Financial Statements under IFRS.

Supplemental guarantor consolidated statement of cash flows

CHF million

For the six months ended 30 June 2014		UBS AG (Parent Bank) [1,2]	UBS Americas Inc. [1]	Other subsidiaries [1]	UBS Group
Net cash flow from / (used in) operating activities		4,802	(2,376)	3,365	5,791

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets		0	0	0	0
Disposal of subsidiaries, associates and intangible assets	[3]	23	9	20	52
Purchase of property and equipment		(644)	(114)	(28)	(787)
Disposal of property and equipment		91	9	2	102
Net (investment in) / divestment of financial investments available-for-sale		8,551	195	(2,804)	5,942

Net cash flow from / (used in) investing activities		8,020	99	(2,811)	5,308

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)		(2,020)	0	(137)	(2,157)
Net movements in treasury shares and own equity derivative activity		(722)	0	0	(722)
Dividends paid		(938)	0	0	(938)
Issuance of long-term debt, including financial liabilities designated at fair value		17,826	0	230	18,056
Repayment of long-term debt, including financial liabilities designated at fair value		(19,020)	(469)	(221)	(19,711)
Dividends paid and repayment of preferred notes		(81)	0	0	(81)
Net changes in non-controlling interests		0	0	(4)	(4)
Net activity in investments in subsidiaries		(632)	0	632	0

Net cash flow from / (used in) financing activities		(5,589)	(470)	500	(5,559)

Effects of exchange rate differences on cash and cash equivalents		(46)	(66)	(90)	(202)

Net increase / (decrease) in cash and cash equivalents		7,188	(2,812)	964	5,339
Cash and cash equivalents at the beginning of the period		83,970	11,425	13,237	108,632

Cash and cash equivalents at the end of the period		91,158	8,613	14,201	113,972

Cash and cash equivalents comprise:	[4]
Cash and balances with central banks		68,633	6,231	2,750	77,615
Due from banks	[5]	20,966	2,349	11,345	34,661
Money market paper	[6]	1,558	32	105	1,695

Total		91,158	8,613	14,201	113,972

1 Amounts presented serve as a basis for preparing UBS Group Financial Statements under IFRS. 2 Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 3 Includes dividends received from associates. 4 Balances represent third party view from an UBS Group perspective. 5 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties. 6 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.

Supplemental guarantor consolidated statement of cash flows

CHF million

For the six months ended 30 June 2013		UBS AG (Parent Bank) [1,2]	UBS Americas Inc. [1]	Other subsidiaries [1]	UBS Group
Net cash flow from / (used in) operating activities		30,508	(2,670)	4,019	31,857

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets		(49)	0	0	(49)
Disposal of subsidiaries, associates and intangible assets	[3]	117	0	0	117
Purchase of property and equipment		(494)	(77)	(19)	(590)
Disposal of property and equipment		8	2	82	93
Net (investment in) / divestment of financial investments available-for-sale		378	2,016	(71)	2,323

Net cash flow from / (used in) investing activities		(40)	1,942	(8)	1,894

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)		1,091	0	4,851	5,942
Net movements in treasury shares and own equity derivative activity		(360)	0	0	(360)
Dividends paid		(564)	0	0	(564)
Issuance of long-term debt, including financial liabilities designated at fair value		13,905	0	451	14,355
Repayment of long-term debt, including financial liabilities designated at fair value		(29,998)	(586)	(8,812)	(39,396)
Dividends paid and repayment of preferred notes		(1,384)	0	0	(1,384)
Net changes in non-controlling interests		0	0	(6)	(6)
Net activity in investments in subsidiaries		(985)	(36)	1,019	0

Net cash flow from / (used in) financing activities		(18,295)	(621)	(2,496)	(21,412)

Effects of exchange rate differences on cash and cash equivalents		1,119	372	221	1,712

Net increase / (decrease) in cash and cash equivalents		13,295	(979)	1,735	14,051
Cash and cash equivalents at the beginning of the period		71,858	14,275	12,975	99,108

Cash and cash equivalents at the end of the period		85,153	13,296	14,710	113,159

Cash and cash equivalents comprise:	[4]
Cash and balances with central banks		66,595	10,903	3,046	80,544
Due from banks	[5]	15,956	2,299	11,519	29,774
Money market paper	[6]	2,602	94	145	2,841

Total		85,153	13,296	14,710	113,159

1 Amounts presented serve as a basis for preparing UBS Group Financial Statements under IFRS. 2 Refer to the Annual Report 2013 and the First and Second Quarter 2014 reports for UBS AG (Parent Bank) financial statements prepared in accordance with Swiss GAAP. 3 Includes dividends received from associates. 4 Balances represent third party view from an UBS Group perspective. 5 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties. 6 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.

Guarantee of other securities

The table below provides information on outstanding trust preferred securities which are registered under the US Securities Act and issued by US-domiciled entities that are 100% legally owned by UBS AG. These entities are not consolidated as UBS does not absorb any variability from the performance of the entities. However, UBS AG has fully and unconditionally guaranteed these securities. UBS AG’s obligations under the guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS AG and all other liabilities of UBS AG. As of 30 June 2014, the amount of senior liabilities of UBS AG to which the holders of the subordinated debt securities would be subordinated was approximately CHF 915 billion.

Guarantee of other securities

USD billion, unless otherwise indicated		As of 30.06.14
Issuing Entity	Type of security	Date issued	Interest (%)	Amount outstanding

UBS Preferred Funding Trust IV	Non-cumulative trust preferred securities	May 2003	one-month USD LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Non-cumulative trust preferred securities	May 2006	6.243	1.0

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title	Group Chief Financial Officer

Date: July 29, 2014